Exhibit 99.6

Telesat Becomes a Public Company, Marking

A Significant Milestone in Support of its Compelling Growth Strategy

The global satellite operator begins trading today

on Nasdaq and Toronto Stock Exchange

OTTAWA, CANADA, November 19, 2021 – Telesat Corporation announced today that it is now a public company and will begin trading on the Nasdaq Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “TSAT”. This follows the closing of Telesat’s previously announced transaction with Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (“PSP Investments”) (the “Transaction”), in which Loral’s stockholders and Telesat Canada’s other equityholders have exchanged their interests for equity in Telesat’s new public holding structure. Telesat did not issue new equity to raise additional cash financing as part of the Transaction.

Telesat Canada and Loral have become subsidiaries of Telesat Corporation, the Canadian controlled and incorporated public holding company formed in connection with the Transaction. Telesat Corporation will continue to be led by Telesat’s President and Chief Executive Officer Dan Goldberg.

“Today’s announcement marks a major milestone for Telesat, driving forward our plans for growth, innovation and increased value for our customers, partners, employees and shareholders,” said Goldberg. “By rationalizing our corporate structure and providing access to the public equity markets, this dual-listing enhances Telesat’s ability to execute on its compelling investment opportunities to drive our growth—and the future of global broadband connectivity—including our transformative Telesat Lightspeed Low Earth Orbit satellite network.”

Dr. Mark H. Rachesky, Chairman of the Board of Telesat, added “I commend the management team for developing and advancing our revolutionary global connectivity solution. Today, by executing this strategically important transaction, we have aligned ownership and positioned Telesat to realize the significant value of our world-class assets for all equityholders.”

In the Transaction, each share of Loral common stock has been converted into the right to receive either one share of Telesat Corporation or one unit of Telesat Partnership LP (“Telesat Partnership”). PSP Investments and other shareholders of Telesat Canada have also exchanged their shares or equity awards into shares or equity awards of Telesat Corporation or units of Telesat Partnership.

In total, Telesat Corporation and Telesat Partnership are expected to have 49,546,940 shares and units outstanding, of which a total of 11,907,246 Class A common shares and Class B variable voting shares of Telesat Corporation will be outstanding initially. The Class A common shares and Class B variable voting shares of Telesat Corporation are listed for trading on NASDAQ and TSX, under the stock symbol TSAT. The equity securities of Telesat Corporation and Telesat Partnership that are not listed for trading consist of Class C shares of Telesat Corporation and units of Telesat Partnership, which are convertible into Class A common shares and Class B variable voting shares of Telesat Corporation in accordance with their terms. (See Exhibit 1, for further detail.)

Telesat’s Board of Directors will have a majority of Canadian directors and will include current Telesat Canada board members Mélanie Bernier, Michael Boychuk, Richard Fadden, Henry (Hank) Intven, Dr. Mark H. Rachesky, Guthrie Stewart and Michael B. Targoff, along with new directors

•	Jason A. Caloras, MHR Fund Management LLC Principal
•	Jane Craighead, Chartered Professional Accountant and former Scotiabank Senior Vice President, Global Human Resources
•	Dan Goldberg, Telesat President and CEO

Following the completion of the Transaction, affiliated funds of MHR Fund Management LLC hold securities representing approximately 36% of Telesat’s outstanding equity (on a combined basis), and PSP Investments beneficially holds securities representing approximately 37% of Telesat’s outstanding equity (on a combined basis).

In connection with the transaction, Goldman Sachs & Co. LLC and BMO Capital Markets acted as financial advisors to Telesat and Wachtell, Lipton, Rosen & Katz and Stikeman Elliott LLP acted as legal counsel to Telesat. J.P. Morgan advised Telesat on the structuring of the transaction.

Additional information with respect to the equity securities of Telesat Corporation is available in the report on Form 6-K of Telesat Corporation, filed with the U.S. Securities and Exchange Commission on the date hereof, and in the non-offering prospectus of Telesat Corporation and Telesat Partnership dated November 16, 2021 on the website maintained by the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval at www.sedar.com.

A registration statement relating to the Telesat Corporation shares and the Telesat Partnership units was filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the non-offering prospectus may be obtained free of charge through the website maintained by the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval at www.sedar.com and the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat Corporation (“Telesat”) (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on Twitter, LinkedIn, or visit www.telesat.com.

Investor Relations Contacts:

Michael Bolitho             Hugh Harley

+1 613 748 8828              +1 613 748 8424

ir@telesat.com

Media Contact:

Gregory FCA for Telesat

Nicole Sullivan

nsullivan@gregoryfca.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expected,” “plans,” “considering,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat Canada’s business and the economic environment; the ability to deploy successfully an advanced global Low Earth Orbit (“LEO”) satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Canada’s existing satellite utilization; risks associated with domestic and foreign government regulation; the risk that expected benefits and growth prospects of the Transaction may not be achieved in a timely manner or at all; and risks relating to the value of the shares of Telesat Corporation and limited partnership units of Telesat Partnership issued in connection with the Transaction. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in the non-offering prospectus of Telesat Corporation and Telesat Partnership dated November 16, 2021 on the website maintained by the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Telesat Corporation believes these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. Additional risks are detailed in the non-offering prospectus, including, without limitation, those described under “Risk factors.” Except as may be required by applicable law, Telesat Corporation does not undertake any obligation to update or revise these forward-looking statements to reflect future events or circumstances.

Exhibit 1:

Outstanding Equity Securities of Telesat Corporation and Telesat Partnership

The following table summarizes the approximate outstanding equity capital of Telesat Corporation and Telesat Partnership immediately following the completion of the Transaction:

Description and Class Designation	Listing (Ticker)	Securities Outstanding	Percent Ownership (combined basis)
Class A Common Shares and Class B Variable Voting Shares of Telesat Corporation	NASDAQ (TSAT) TSX (TSAT)	11,907,246	24%
Class A and Class B Units of Telesat Partnership	Unlisted	19,428,491	39%
Class C Shares (comprised of Class C Fully Voting and Class C Limited Voting Shares) of Telesat Corporation and Class C Units of Telesat Partnership (beneficially held by PSP Investments)	Unlisted	18,211,203	37%
	Total:	49,546,940	100%

All Telesat Corporation shares and Telesat Partnership units represent equivalent economic interests and will generally vote as a single class in accordance with their terms. The distinction between Class A common shares and units and Class B variable voting shares and units relates to the mechanism for maintaining Canadian voting control of Telesat Corporation, as discussed in greater detail in the company’s other public disclosures.

The deadline has passed for Loral shareholders to validly elect to receive units of Telesat Partnership. Shares of Telesat Corporation received in exchange for shares of Loral cannot be converted into units of Telesat Partnership. Each unit of Telesat Partnership received in exchange for shares of Loral will be exchangeable into one share of Telesat Corporation at any time on or after May 19, 2022, at the discretion of the unitholder. Class C shares of Telesat Corporation are only held by affiliates of PSP Investments and may be converted into Class A common shares or Class B variable voting shares of Telesat Corporation at any time.

The description of the equity securities of Telesat Corporation and Telesat Partnership set forth herein is not complete, and is qualified by reference to the descriptions thereof set forth in the proxy statement/prospectus, dated June 30, 2021, filed by Telesat Corporation and Telesat Partnership with the U.S. Securities and Exchange Commission in connection with the Transaction, available at www.sec.gov, and the non-offering prospectus of Telesat Corporation and Telesat Partnership, dated November 16, 2021, available on the website maintained by the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval at www.sedar.com.